BLUE CHIP VALUE FUND, INC.

SUB-ITEM 77Q1: Exhibits

(a)

Amendment to By-Laws dated November 12, 2002.

Exhibit 77Q1(a)

Section 3.5  Chairman of the Board.  The Chairman of the Board, if one is elected, shall preside over the meetings of the Board and of the stockholders at which he is present.  The Chairman of the Board shall also perform and execute such other duties and powers as the Directors may from time to time prescribe.

Section 3.6  President.  The President shall be the chief executive officer of the Corporation and shall have general supervision over the business and operations of the Corporation, subject, however, to the control of the Board of Directors.  He, or such persons as he shall designate, shall sign, execute, acknowledge, verify, deliver and accept, in the name of the Corporation, deeds, mortgages, bonds, contracts and other instruments authorized by the Board of Directors, except in the case where the signing, execution, acknowledgement, verification, delivery or acceptance thereof shall be delegated by the Board to some other officer or agent of the Corporation; and, in general, he shall have general executive and administrative powers as well as other powers and duties as from time to time may be conferred upon or assigned to him by the Board.